Exhibit 99.1

CASTOR MARITIME INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On March 7, 2023, Castor Maritime Inc., (“Castor”) completed the previously announced spin-off of its Aframax/LR2 and Handysize tanker segments, which was effected by the distribution of 100% of the outstanding common shares of Toro Corp. (“Toro”) to Castor’s common shareholders (the “Distribution”). Holders of Castor’s common shares received one common share of Toro for every ten common shares of Castor held of record at the close of business on February 22, 2023. Toro is now an independent public company whose common shares trade on the NASDAQ Capital Market under the symbol “TORO”. Castor retained 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro, having a stated amount of $1,000 per share and a par value of $0.001 per share.

The following unaudited pro forma consolidated financial information is presented to illustrate the impact on Castor’s historical consolidated financial results of (i) the contribution by Castor to Toro of all the assets and liabilities (including Elektra Shipping Co., the holding company of the now sold tanker vessel M/T Wonder Arcturus) that comprise the Aframax/LR2 and Handysize tanker segments previously owned and operated by Castor, (ii) the Distribution and (iii) certain other transactions consummated in connection with the contribution and Distribution (collectively, the “Spin-Off”). The unaudited pro forma consolidated balance sheet as of December 31, 2022 has been prepared giving effect to the Spin-Off as if the Spin-Off had occurred as of December 31, 2022. The unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2022 have been prepared giving effect to the Spin-Off as if the Spin-Off had occurred on January 1, 2022.

The unaudited pro forma consolidated statements of comprehensive income reflect expense allocations made to Toro by Castor of its general and administrative expenses for items such as audit, legal and consultancy services, and other corporate expenses. The general and administrative expenses incurred by Castor have been allocated on a pro rata basis between Castor and Toro within ‘General and administrative expenses’ based on the proportion of the number of ownership days of Toro’s vessels to the total ownership days of Castor’s fleet.

The unaudited pro forma financial information has been derived from the historical annual consolidated financial statements of Castor and Toro, and reflects certain assumptions and adjustments, including the assumptions regarding allocation of general and administrative expenses, that management believes are reasonable under the circumstances and given the information available at this time. The unaudited pro forma financial statements are provided for illustrative and informational purposes only and are not intended to represent or be indicative of what Castor’s financial condition or results of operations would have been had the Spin-Off occurred on the dates indicated. The unaudited pro forma financial statements should not be considered representative of Castor’s future consolidated financial position or consolidated results of operations. The unaudited pro forma consolidated financial information presented below should be read in conjunction with Castor’s “Operating and Financial Review and Prospects” and historical annual condensed consolidated financial statements and corresponding notes thereto included in its annual report on Form 20-F for the year ended December 31, 2022.

CASTOR MARITIME, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2022

(Expressed in U.S. Dollars – except for share data)

	Historical Castor	Distribution of Toro	Other Transaction Accounting Adjustments	Notes	Pro Forma Castor
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	142,373,151	(41,779,626)	-		100,593,525
Restricted Cash	1,684,269	-	-		1,684,269
Accounts receivable trade, net	13,322,984	(10,616,573)	-		2,706,411
Inventories	2,833,258	(893,569)	-		1,939,689
Due from related parties	2,995,682	(558,327)	-		2,437,355
Prepaid expenses and other assets	2,980,784	(915,244)	-		2,065,540
Deferred charges, net	51,138	-	-		51,138
Total current assets	166,241,266	(54,763,339)	-		111,477,927

NON-CURRENT ASSETS:
Vessels, net	435,894,644	(92,486,178)	-		343,408,466
Restricted cash	8,250,000	(700,000)	-		7,550,000
Due from related parties	5,222,572	(1,708,474)			3,514,098
Prepaid expenses and other assets, non-current	6,825,999	(5,199,999)	-		1,626,000
Investment in related party	-	-	75,200,000	(a)	75,200,000
Deferred charges, net	7,978,961	(2,621,145)	-		5,357,816
Fair value of acquired time charters	2,507,506				2,507,506
Total non-current assets	466,679,682	(102,715,796)	75,200,000	(a)	439,163,886
Total assets	632,920,948	(157,479,135)	75,200,000	(a)	550,641,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	31,777,117	(2,606,302)	-		29,170,815
Accounts payable	9,237,447	(1,643,468)	-		7,593,979
Due to related parties, current	-	-	-		-
Deferred revenue	2,583,880	-	-		2,583,880
Accrued liabilities	7,763,325	(2,269,281)	-		5,494,044
Total current liabilities	51,361,769	(6,519,051)	-		44,842,718

NON-CURRENT LIABILITIES:
Long-term debt, net	120,064,119	(10,463,172)	-		109,600,947
Total non-current liabilities	120,064,119	(10,463,172)	-		109,600,947

SHAREHOLDERS’ EQUITY:					-
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 shares issued and outstanding as of December 31, 2022	94,610	-	-		94,610
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	-	-	-		-
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2022	12	-	-		12
Additional paid-in capital	303,658,153	(92,000,885)	75,200,000	(a)	286,857,268
Retained earnings	157,742,285	(48,496,027)	-		109,246,258
Total shareholders’ equity	461,495,060	(140,496,912)	75,200,000	(a)	396,198,148
Total liabilities and shareholders’ equity	632,920,948	(157,479,135)	75,200,000	(a)	550,641,813

CASTOR MARITIME INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2022

(Expressed in U.S. Dollars – except for share data)

	Historical Castor	Distribution of Toro	Other Transaction Accounting Adjustments	Notes	PPro Forma Castor
REVENUES:
Time charter revenues	163,872,159	(13,656,027)			150,216,132
Voyage charter revenues	51,805,097	(51,805,097)			-
Pool revenues	46,424,742	(46,424,742)			-
Total vessel revenues	262,101,998	(111,885,866)			150,216,132

EXPENSES:
Voyage expenses (including related party voyage expenses)	(33,040,690)	29,319,414			(3,721,276)
Vessel operating expenses	(62,967,844)	21,708,290			(41,259,554)
Management fees to related parties	(9,395,900)	2,833,500			(6,562,400)
Depreciation and amortization	(25,829,713)	7,294,476			(18,535,237)
Provision for doubtful accounts	(266,732)	266,732
General and administrative expenses (including related party general and administrative expenses)	(7,043,937)	2,093,347			(4,950,590)
Gain on sale of vessel	3,222,631	(3,222,631)			-
Total expenses	(135,322,185)	60,293,128			(75,029,057)

Operating income	126,779,813	(51,592,738)			75,187,075

OTHER INCOME / (EXPENSES):
Interest and finance costs	(8,584,054)	902,572			(7,681,482)
Interest income	1,558,103	(202,612)			1,355,491
Foreign exchange gains	103,700	6,181			109,881
Dividend on equity securities	24,528	-			24,528
Gain on sale of equity securities	27,450	-			27,450
Dividend income from related party	-	-	1,400,000	(b)	1,400,000
Total other expenses, net	(6,870,273)	706,141	1,400,000	(b)	(4,764,132)

Net income and comprehensive income, before taxes	119,909,540	(50,886,597)	1,400,000	(b)	70,422,943
Income taxes	(1,348,850)	960,181			(388,669)
Net income and comprehensive income	118,560,690	(49,926,416)	1,400,000	(b)	70,034,274

Earnings per common share, basic	1.25				0.74
Earnings per common share, diluted	1.25				0.74
Weighted average number of common shares, basic	94,610,088				94,610,088
Weighted average number of common shares, diluted	94,610,088				94,610,088

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(a)
Castor recognized the 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro in their fair value in the amount of $75,200,000, represented in “Investment in related party”.

(b)
Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro, receivable quarterly in arrears on the 15th day of each January, April, July and October in each year. The receivable dividends amounted to $1,357,222 and $1,400,000 during the years ended December 31, 2021 and 2022, respectively, and are presented in “Dividend income from related party”.